UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13D-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Rapid7, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

753422 10 4

(CUSIP Number)

Bain Capital Venture Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D/A

CUSIP No. 753422 10 4	Page 1 of 6

1	Names of Reporting Persons Bain Capital Venture Fund 2007, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 1,907,958 shares of Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,907,958 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,907,958 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.1%
14	Type of Reporting Person PN

13D/A

CUSIP No. 753422 10 4	Page 2 of 6

1	Names of Reporting Persons BCIP Venture Associates
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 271,363 shares of Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 271,363 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 271,363 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.6%
14	Type of Reporting Person PN

13D/A

CUSIP No. 753422 10 4	Page 3 of 6

1	Names of Reporting Persons BCIP Venture Associates-B
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 3,392 shares of Common Stock
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 3,392 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,392 shares of Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14	Type of Reporting Person PN

13D/A

CUSIP No. 753422 10 4	Page 4 of 6

This Amendment No. 5 to Schedule 13D relates to common stock, $0.01 par value per share (the “Common Stock”), of Rapid7, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons relating to the Common Stock on August 3, 2015 (as amended by Amendment No. 1 filed June 7, 2017, Amendment No. 2 filed November 16, 2017, Amendment No. 3 filed January 31, 2018, and Amendment No. 4 filed March 19, 2018, the “Initial Statement,” and as further amended by this Amendment No. 5, the “Schedule 13D”). Capitalized terms used but not defined herein have the meanings given to them in the Initial Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

(a) – (c) The information contained on the cover pages and Item 2 of this Schedule 13D is hereby incorporated by reference. The following disclosure assumes that there are 46,231,891 shares of Common Stock issued and outstanding, which the Issuer represented in its prospectus supplement filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933 on May 15, 2018.

On May 16, 2018, in an underwritten public offering pursuant to an Underwriting Agreement, as further described in Item 6 below, BCVF sold 1,311,184 shares of Common Stock, BCIPVA sold 186,485 shares of Common Stock and BCIPVB sold 2,331 shares of Common Stock.

After giving effect to the transactions described above, BCVF holds 1,907,958 shares of Common Stock, representing 4.1% of the shares of Common Stock, BCIPVA holds 271,363 shares of Common Stock outstanding, representing 0.6% of the shares of Common Stock outstanding, and BCIPVB holds 3,392 shares of Common Stock, representing less than 0.1% of the shares of Common Stock outstanding.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on May 16, 2018 following the sales reported hereby.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Initial Statement is hereby amended and supplemented as follows:

Underwriting Agreement

On May 16, 2018, pursuant to an underwriting agreement (the “Underwriting Agreement”), dated as of May 14, 2018, by and among the Reporting Persons, the Issuer, the other selling stockholders named therein, and Barclays Capital Inc. (the “Underwriter”), the Reporting Persons sold an aggregate of 1,500,000 shares of Common Stock to the Underwriter. The Underwriter purchased the shares of Common Stock at a price of $30.00 per share, net of underwriting discounts and commissions.

Lock-up Agreement

In connection with the Underwriting Agreement, each of the Reporting Persons entered into a lock-up agreement (the “Lock-up Agreement”) with the Underwriter. Pursuant to the Lock-up Agreement, each Reporting Person agreed not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 60 days after May 14, 2018 without the written consent of the Underwriter.

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CUSIP No. 753422 10 4	Page 5 of 6

The summaries of the Underwriting Agreement and Lock-up Agreement contained in this Item 6 are qualified in their entirety by reference to the Underwriting Agreement and the Lock-up Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented as follows:

Exhibit F	Underwriting Agreement, dated May 14, 2018, by and among Rapid7, Inc., the Selling Stockholders and Barclays Capital Inc., as underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2018)

Exhibit G	Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2018)

13D/A

CUSIP No. 753422 10 4	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 17, 2018

BAIN CAPITAL VENTURE FUND 2007, L.P.

By:	Bain Capital Venture Partners 2007, L.P., its general partner

By:	Bain Capital Venture Investors, LLC, its general partner

BCIP VENTURE ASSOCIATES

By:	Boylston Coinvestors, LLC, its managing partner

BCIP VENTURE ASSOCIATES-B

By:	Boylston Coinvestors, LLC, its managing partner

By:	/s/ Michael A. Krupka
Name:	Michael A. Krupka
Title:	Authorized Signatory